EXHIBIT 99.1

Notice of Annual General meeting in TDC

COPENHAGEN, Denmark - The Board of Directors of TDC A/S hereby invites the Company's shareholders to attend the Annual General Meeting, which will be held on

Monday, March 29, 2004 at 4:00 PM at the Radisson SAS Falconer Center, Falkoner Alle 9, 2000 Frederiksberg, in the Falkoner Salen (the Falkoner Hall).

The agenda will be as follows:

1.    Election of the Chairman of the Meeting.
2.    The Board of Directors' report on the activities of the Company during the preceding year.
3.    Presentation of the Annual Report for adoption.
4.    A resolution to discharge the Executive Committee and the Board of Directors from their obligations in respect of the Annual Report.
5.    A resolution regarding appropriation of profit according to the
      Annual Report as adopted.
6.    Election of members of the Board of Directors, including the
      Chairman and the Vice-Chairman, and, if desired, election of alternates for the members of the Board of Directors, cf. Article 14 of the Articles of Association.
7.    Election of two Auditors.
8.    The Board proposes the following amendment to the Articles of
      Association:
      Article 4a: The expiry date of the authorization to the Board of Directors to increase the share capital by up to DKK 108,229,770 is extended to March 28, 2009.
9.    The Board proposes that the Annual General Meeting
      authorizes the Board of Directors - until the next Annual General
      Meeting - to allow the Company to acquire own shares at a nominal value of up to 10 percent of the share capital of the Company, cf.
      Section 48 of the Danish Companies Act. The purchase price of the shares in question must not deviate by more than 10 percent from the price quoted on the Copenhagen Stock Exchange A/S at the time of acquisition.
10.   AOB.

Re item 6 on the agenda: The following members of the Board of Directors are nominated for re-election: Thorleif Krarup (Chairman), Lloyd Kelley (Vice Chairman), James W. Callaway, Larry Boyle, Jonathan Klug, Niels Thomas Heering, Rick L. Moore and Kurt Anker Nielsen. As alternates for the six Board members elected by the Annual General Meeting, where no shareholders shall abstain from voting, Richard McCormick (first alternate) and William Caldwell (second alternate) have been proposed for election.

Re item 7 on the agenda: The Board of Directors proposes re-election of the Company's auditors: PricewaterhouseCoopers and Ernst & Young, Statsautoriseret Revisionsaktieselskab.

Re item 8 on the agenda: Section 37 of the Danish Companies Act states that an authorization to the Board to increase the share capital may be granted for one or more periods of a maximum of five years each. The Board of Directors proposes that the existing authorization granted by the General Meeting on April 23, 1999 is extended to March 28, 2009. This authorization is intended to provide flexibility for the Board of Directors to maximize the earnings of the Company and is common practice in major listed companies. The adoption of this resolution requires approval by at least two thirds of the votes cast as well as two-thirds of the voting stock represented at the Annual General Meeting.

The agenda of the Annual General Meeting, the complete wording of the resolutions to be passed at the Annual General Meeting, the audited Annual Report 2003, proxy forms and admission card forms will be available for the shareholders on www.tdc.com and at the Company's offices at Norregade 21, DK-0900 Copenhagen C from March 9, 2004. Shareholders residing outside of Denmark will receive a printed copy of the full Annual Report 2003 by mail after its publication mid March 2004

Shareholders must hold an admission card to attend the Annual General Meeting. Admission cards can be ordered from Danske Bank A/S on www.danskebank.dk/gftdc, by using the enclosed reply envelope, or by fax +45 43 39 46 69. Shareholders may grant a proxy to the Board of Directors or to an appointed attorney-in-fact by filling out and signing the enclosed proxy form. The completed proxy form must be returned to Danske Bank A/S by fax +45 43 39 46 69 or at the following address: Danske Bank A/S, 45 35 Aktiebog, Holmens Kanal 2-12, DK-1092 Copenhagen K.

Orders for admission cards and proxies must indicate the reference number used by the Danish VP Securities Services A/S (Vaerdipapircentralen A/S) or other documentation in accordance with Article 10 of the Articles of Association and must be received by Danske Bank A/S no later than Wednesday, March 24, 2004 at 4 PM.

The Board of Directors

Background information regarding candidates to be re-elected to the Board:

Thorleif Krarup, Chairman:
Age 51. Elected by the shareholders at the Annual General Meeting.
First elected 2003.
BSc (Economics), 1975, Graudate Diploma in Business Administration
(Finance), 1977 and Graudate Diploma in Business Administration
(Management Accounting), 1980.
Director - Nordea Bank AB.
Member of the Boards of Group 4 Falck A/S, Bang & Olufsen A/S,
Lundbeckfonden, LFI A/S and Danmark-Amerika Fondet.

Lloyd Kelley, Vice Chairman:
Age 54. Elected by the shareholders at the Annual General Meeting.
First elected 2001.
BSc (Business Administration), 1986.
President - SBCI Europe.
Member of the Board of Belgacom S.A. and Chairman of the Board of
ADSB Telecommunications B.V.

James W. Callaway:
Age 57. Elected by the shareholders at the Annual General Meeting.
First elected 2003.
BSc (Business Administration), 1968.
Group President, SBC Communications Inc.
Member of the Boards of Belgacom S.A., Telmex (Telefonos de Mexico)
and America Movil.

Larry Boyle:
Age 46. Elected by the shareholders at the Annual General Meeting.
First elected 2000.
BA (Mathematics), 1979.
Executive Director - Finance, SBC International Inc.
Member of the Board of ADSB Telecommunications B.V.

Jonathan Klug:
Age 48. Elected by the shareholders at the Annual General Meeting.
First elected 2003.
MBA, 1985.
Chief Financial Officer, SBC International Inc.
Member of the Boards of Belgacom S.A., ADSB Telecommunications B.V.,
Telkom SA Limited, and America Movil.

Niels Thomas Heering:
Age 49. Elected by the shareholders at the Annual General Meeting.
First elected 1991. LLM, 1981.
Managing Partner in Gorrissen Federspiel Kierkegaard Lawfirm.
Chairman of the Boards of CKBF Invest A/S, Comlex A/S, Columbus IT
Partner A/S, Ellos A/S, EQT Partners A/S, Jeudan A/S, Mahe Holding
A/S, Mahe Real Estate A/S, Nesdu A/S, NTR Holding A/S, Plaza Ure &
Smykker A/S and Staehr Holding A/S. Vice Chairman of the Board of
Dansk Kapitalanlaeg A/S.
Member of the Boards of Ole Mathiesen A/S, Venjo A/S, Danske Private
Equity A/S and J. Lauritzen A/S.

Rick L. Moore:
Age 52. Elected by the shareholders at the Annual General Meeting.
First elected 1999.
BSc (Economics), 1976.
Managing Director, SBC International Business Development, SBC
Communications Inc.

Kurt Anker Nielsen:
Age 58. Elected by the shareholders at the Annual General Meeting.
First elected 2003.
MSc (Economics and Business Administration), 1972.
Vice Chairman of the Boards of Novo Nordisk A/S and of Novozymes A/S.
Member of the Boards of Novo A/S, Coloplast A/S and Dakocytomation
A/S. Member of the Board and Chairman of the Audit Committee of
ZymoGenetics Inc., Seattle, USA.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange Reuters TDC.CO Bloomberg TDC DC Nominal value DKK 5 ISIN DK0010 253335 Sedol 5698790

Shares: New York Stock Exchange Reuters TLD.N Bloomberg TLD US One ADS represent one half common share ISIN US8723 6N1028 Sedol 2883094